UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **May 7, 2015**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On May 7, 2015, American Independence Corp. issued a press release announcing results of operations for the three months ended March 31, 2015, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated May 7, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: May 7, 2015
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   **CONTACT: LOAN NISSER**
485 MADISON AVENUE   **(646) 509-2107**
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

**AMERICAN INDEPENDENCE CORP. ANNOUNCES
2015 FIRST-QUARTER RESULTS**

New York, New York, May 7, 2015. American Independence Corp. (NASDAQ: AMIC) today reported 2015 first-quarter results.

Financial Results

AMIC reported net income of $0.7 million ($.09 per diluted share) for the three months ended March 31, 2015 compared to $0.6 million ($.08 per diluted share) for the three months ended March 31, 2014.

Revenues increased to $43.6 million for the three months ended March 31, 2015 compared to revenues of $43.1 million for the three months ended March 31, 2014, primarily due to an increase in premiums offset by a decrease in agency income.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are pleased with the continuing growth in earned premium and with the profitability of business written by IHC Risk Solutions. We expect continued improvement in this line of business, as evidenced by the 39% growth in our direct business written for the twelve months ended April 2015, while maintaining consistent profit margins on a growing premium base. With respect to our fully insured operating companies, we continue to build out the direct-to-consumer distribution that is essential to our future growth as a specialty health company, and we are pleased with the growth and profitability of our ancillary lines of business. Our financial condition and balance sheet remain strong. We have no debt and have grown our book value to $11.48 per share at March 31, 2015 from $11.34 per share at December 31, 2014."

Change in Accounting Principle

AMIC was acquired in a series of transactions by Independence Holding Company ("IHC") beginning in 2002 with a 19.9% equity investment and culminating in its current ownership of approximately 92%. In March 2010, IHC increased its ownership to over 50% and, in accordance with generally accepted accounting principles in the United States ("GAAP"), IHC established a new basis for AMIC's assets and liabilities in IHC's consolidated financial statements based on the fair value of AMIC's identifiable assets and liabilities assumed at that time. AMIC did not "push down" the new basis for its assets and liabilities; instead, AMIC maintained its historical basis in its assets and liabilities for the purpose of issuing its separate standalone financial statements. Accordingly, the reporting basis for AMIC's assets and liabilities included in the consolidated financial statements of IHC were different from the reporting basis for AMIC's assets and liabilities included in AMIC's previously reported separate standalone financial statements. During the second quarter of 2014, due to the lifting of certain restrictions and requirements relating to IHC's ownership of AMIC stock, AMIC has elected, for all periods presented, to reflect IHC's basis.

As a result of the above-mentioned change in accounting principle, the consolidated financial statements and financial information of AMIC reported prior to June 30, 2014 are not directly comparable to the financial statements and financial information of AMIC included in this news release. The differences relate to the write-off of goodwill, basis differences in intangible assets and related amortization, other assets, other investments, non-controlling interests in subsidiaries, taxes and related tax provisions, net income, additional paid-in capital, retained earnings and total shareholders' equity (including a corresponding change in book value per share). See Notes to Condensed Consolidated Financial Statements included in the March 31, 2015 Form 10-Q for the impact of this adoption on AMIC's condensed consolidated statements of income for the period ended March 31, 2014. The restatement resulted in the reduction of book value per share to correspond with IHC's carrying basis in AMIC.

About American Independence Corp.

American Independence Corp. is a holding company principally engaged in health insurance and reinsurance. It provides specialized health coverage and related services to commercial customers and individuals. Through Independence American Insurance Company and its other subsidiaries, it offers medical stop-loss, non-subscriber occupational accident, pet insurance, group major medical, short-term medical, vision, dental and various supplemental products, which are marketed through its subsidiaries IHC Specialty Benefits, Inc., IPA Direct, LLC and IPA Family, LLC. AMIC markets medical stop-loss through its marketing and administrative company IHC Risk Solutions, LLC.

Forward-Looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which American Independence Corp. (AMIC) operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission. AMIC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

American Independence Corp.
Condensed Consolidated Statements of Income
(In thousands, except per share data)

		Three Months Ended March 31,		
		2015		**2014**
Premiums earned	$	36,217	$	32,484
Fee and agency income		6,542		9,976
Net investment income		612		536
Net realized investment gains		141		48
Other income		45		43
Revenues		43,557		43,087
Insurance benefits, claims and reserves		23,970		21,786
Selling, general and administrative expenses		18,065		19,649
Amortization and depreciation		287		428
Expenses		42,322		41,863
Income before income tax		1,235		1,224
Provision for income taxes		464		342
Net income		771		882
Less: Net income attributable to the non-controlling interest		(49)		(240)
Net income attributable to American Independence Corp.	$	722	$	642
Basic income per common share:				
Net income attributable to American Independence Corp. common stockholders	$	.09	$	.08
Weighted-average shares outstanding		8,079		8,073
Diluted income per common share:				
Net income attributable to American Independence Corp. common stockholders	$	.09	$	.08
Weighted-average diluted shares outstanding		8,094		8,098

American Independence Corp.
Condensed Consolidated Balance Sheets
(In thousands, except per share data)

	March 31, 2015		December 31, 2014	
ASSETS:				
Investments:				
Securities purchased under agreements to resell	$	6,819	$	3,143
Trading securities		1,203		1,138
Fixed maturities available-for-sale, at fair value		74,109		73,608
Equity securities available-for-sale, at fair value		1,020		1,013
Total investments		83,151		78,902
Cash and cash equivalents		3,482		4,569
Restricted cash		23,839		18,881
Accrued investment income		682		652
Premiums receivable		17,106		13,257
Net deferred tax asset		11,430		12,025
Due from reinsurers		5,494		5,532
Intangible assets		9,689		9,915
Accrued fee income		4,470		4,469
Due from securities brokers		171		293
Other assets		18,176		17,286
TOTAL ASSETS	$	177,690	$	165,781
LIABILITIES AND STOCKHOLDERS' EQUITY:				
LIABILITIES:				
Policy benefits and claims	$	35,673	$	33,616
Premium and claim funds payable		23,839		18,881
Commission payable		5,950		4,672
Accounts payable, accruals and other liabilities		13,398		11,283
State income taxes payable		605		597
Due to securities brokers		1,922		58
Due to reinsurers		751		2,334
Total liabilities		82,138		71,441
STOCKHOLDERS' EQUITY:				
American Independence Corp. stockholders' equity:				
Preferred stock, $0.10 par value, 1,000 shares designated; no shares issued and outstanding		-		-
Common stock, $0.01 par value, 15,000,000 shares authorized; 9,181,793 shares issued, respectively; 8,079,215 shares outstanding, respectively		92		92
Additional paid-in capital		79,757		79,746
Accumulated other comprehensive gain (loss)		276		(154)
Treasury stock, at cost, 1,102,578 shares, respectively		(10,243)		(10,243)
Retained earnings		22,838		22,139
Total American Independence Corp. stockholders' equity		92,720		91,580
Non-controlling interest in subsidiaries		2,832		2,760
Total equity		95,552		94,340
TOTAL LIABILITIES AND EQUITY	$	177,690	$	165,781